Exhibit (d)(12)

Universal | Hospital | Services™	Corporate Office 7700 France Avenue South Suite 275 Edina, MN 55435-5228 Phone: 952-893-3200 Fax: 952-893-0704 www.uhs.com

January 27, 2011

Board of Directors

c/o Bruce Haber, Chairman and CEO

Emergent Group, Inc.

10939 Pendleton Street

Sun Valley, CA 91352

Gentlemen:

This letter confirms our mutual agreement to amend that certain letter agreement (the “Letter Agreement”) dated December 22, 2010, by and between Emergent Group, Inc. (the “Company”) and Universal Hospital Services, Inc. (“Buyer”), as follows:

Paragraph 4 of the Letter Agreement is amended in its entirety as follows:

“4.           Termination. This letter agreement may be terminated (i) by the Company or Buyer (in writing), if on or prior to February 9, 2011, the Company and Buyer have failed to enter into a definitive agreement or (ii) automatically upon the execution of a definitive agreement. The provisions of Paragraphs 5 and 6 shall survive any termination of this letter agreement pursuant to clause (i) of this Paragraph 4.”

Except as specifically modified hereby, the Letter Agreement shall continue in full force and effect.

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Please sign below to acknowledge acceptance by the Company of the amendment to the Letter Agreement as set forth above.

Very truly yours,

Universal Hospital Services, Inc.

		By:	/s/ Timothy W. Kuck
Timothy W. Kuck
Executive Vice President

Accepted and agreed to as of the date first above written:

Emergent Group, Inc.

By:	/s/ Bruce J. Haber
Bruce J. Haber
Chairman and
Chief Executive Officer